Exhibit 99.70

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Announces Appointment of New Chief Financial Officer

Toronto, Ontario – August 27, 2012

Energy Fuels Inc. (TSX - EFR) (“Energy Fuels” or the “Company”) is pleased to announce the appointment of Mr. Graham Moylan as the Company's Chief Financial Officer effective September 1, 2012. Mr. Moylan is an experienced finance professional and brings to Energy Fuels over 11 years of combined experience across mining, capital markets, finance and accounting in both Canada and the United States.

Most recently, Mr. Moylan was a Director with Dundee Capital Markets' investment banking group where he worked for the past 7 years. Mr. Moylan is a licensed Certified Public Accountant (Colorado) and has Honours Bachelor of Arts and Master of Management and Professional Accounting degrees from the University of Toronto.

Mr. Jeffrey Vigil, the Company's current CFO, will assume the role of Sr. Vice President, Controller and Chief Accounting Officer.

Steve Antony, President and CEO of Energy Fuels said, "We are very pleased that Graham will be joining Energy Fuels as CFO. His capital markets knowledge and experience will strengthen our management team. Graham will contribute significantly to our financial management skill set as Energy Fuels establishes itself as the major uranium and vanadium producer in the U.S. Graham has been a leading and very successful investment banker within the uranium sector having been key in closing numerous financing and M&A transactions. Graham is well known to the Energy Fuels team having served as our primary investment banker over the past couple of years.”

Steve continued, “I would also like to thank Jeff Vigil for his contributions as CFO. Jeff played a very important role in the growth and development of Energy Fuels and I am pleased that we will continue to benefit from his experience and knowledge as he assumes his new role."

About Energy Fuels: Energy Fuels is America's largest conventional uranium and vanadium producer, supplying nearly a third of the uranium produced in the U.S. The company operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S., capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com